UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Carrier Access Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

144460102

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Gary Gatchell

Executive Vice President and Chief Financial Officer

Carrier Access Corporation

5395 Pearl Parkway

Boulder, CO 80301

(303) 218-5455

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jose F. Macias, Esq.

John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable

Form or Registration No.:    Not applicable

Filing Party: Not applicable

Date Filed Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

DESCRIPTION OF OPTION EXCHANGE PROGRAM

The following description of a proposed option exchange program was contained as part of a preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) by Carrier Access Corporation (the “Company”) on August 14, 2007.

IMPORTANT INFORMATION

THIS INFORMATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO EXCHANGE WILL ONLY BE MADE PURSUANT TO AN OFFER TO EXCHANGE AND RELATED MATERIALS THAT CARRIER ACCESS INTENDS TO FILE WITH THE SEC AS PART OF A TENDER OFFER STATEMENT ON THE DATE OF COMMENCEMENT OF THE TENDER OFFER. OPTION HOLDERS WHO ARE ELIGIBLE TO PARTICIPATE IN THE TENDER OFFER SHOULD READ THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OPTION HOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT AND THE RELATED MATERIALS FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM CARRIER ACCESS.

Description of Option Exchange Program

Implementing the Option Exchange Program. If the amendment to the 1998 Plan is approved, the Administrator intends to implement a stock option exchange program (the “Option Exchange Program”), which the Company expects to commence before the end of November 2007. Upon the commencement of the Option Exchange Program, Eligible Employees (as defined below) will receive written materials explaining the precise terms and timing of the Option Exchange Program (an “Offer to Exchange”). Such employees will be given at least twenty (20) business days to decide whether to surrender all or a portion of their Eligible Options (as defined below) in exchange for a new grant of restricted stock units (the “Restricted Stock Units”). Following the expiration of the Offer to Exchange, Eligible Options that were surrendered for exchange will be cancelled and the Compensation Committee will approve grants of Restricted Stock Units to participating employees in accordance with the applicable exchange ratio. All such Restricted Stock Units will be granted under the 1998 Plan and will be subject to the terms of such plan.

At or before commencement of the Option Exchange Program, we will file the Offer to Exchange with the SEC as part of the tender offer statement on Schedule TO. Employees, as well as stockholders and members of the public, will be able to obtain the Offer to Exchange and other documents we file with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible Employees should read the tender offer statement when it becomes available because it will contain important information.

The following paragraphs provide a summary of the contemplated terms of the Offer to Exchange. However, the final terms of the Offer to Exchange will be determined by the Administrator, in its sole discretion, and may differ from the terms as described below. The final terms will be communicated to Eligible Employees in written materials. In addition, the Administrator reserves the right, in its sole discretion, to (i) not commence the Offer to Exchange, (ii) postpone the commencement of the Offer to Exchange, or (iii) before the expiration date of the Offer to Exchange, terminate or amend the Offer to Exchange or postpone the expiration of the offer. Finally, the Administrator also retains the authority to approve other exchange programs on different terms and conditions, as determined by the Administrator in its sole discretion, either in 2007 or 2008.

Outstanding Options Eligible for the Option Exchange Program. As of July 12, 2007, options to purchase approximately 3.4 million shares of Common Stock were outstanding under the 1998 Plan. Of these, only those options having an exercise price greater than the 30-day trading average of the Company’s Common Stock as of the market close of the day immediately prior to the commencement of the Offer to Exchange (the “Exercise Price Threshold”) will be eligible for exchange under the Option Exchange Program (the “Eligible Options”). For example, if the 30-day trading average of the Company’s Common Stock was $4.70, options to purchase approximately 997,000 shares of Common Stock would currently be eligible for exchange under the Option Exchange Program. If 67% of such Eligible Options were exchanged for Restricted Stock Units at the exchange ratios set forth below, the number of shares underlying our outstanding options would decrease by approximately 667,999 shares of common stock, reducing our overhang from 9.9% to 8.7%.

Eligibility. The Option Exchange Program will be open to all of our employees who hold Eligible Options except for non-employee members of our Board, our executive officers, and terminated employees (the “Eligible Employees”). To be eligible, an employee must be employed by us on the date the Offer to Exchange commences, remain employed through the date the exchanged Eligible Options are cancelled, and have not received or given a notice of termination as of such date. In addition, we may exclude employees in certain non-U.S. jurisdictions from the Option Exchange Program if local law would make their participation infeasible or impractical. As of July 12 2007, approximately 222 employees hold Eligible Options.

Exchange Ratios. The “exchange ratio” is the method of determining the number of Restricted Stock Units to be granted in exchange for surrendered Eligible Options. The exchange ratio for a specific Eligible Option exchanged in the Option Exchange Program depends on the exercise price of that option, as shown in the table below, with the result rounded to the nearest whole unit:

If the exercise price of an Eligible Option is:	The exchange ratio is:
$0.00 to the Exercise Price Threshold	Not eligible
Exercise Price Threshold + $0.01 to $6.00	1 Restricted Stock Unit for every 1.80 exchanged options
$6.01 to $7.00	1 Restricted Stock Unit for every 1.90 exchanged options
$7.01 to $8.00	1 Restricted Stock Unit for every 2.50 exchanged options
$8.01 to $10.00	1 Restricted Stock Unit for every 2.90 exchanged options
$10.01 and higher	1 Restricted Stock Unit for every 8.80 exchanged options

The exchange ratios shown in the table above were designed to result in the issuance of Restricted Stock Units in the Option Exchange Program with a fair value for financial accounting purposes approximately equal to the fair value of the Eligible Options surrendered in the Option Exchange Program. We calculated the fair value of the Eligible Options using the Black-Scholes option valuation model. For this purpose, we used the following factors

(i)	exercise price;

(ii)	assumed value of $4.71 per share of our Common Stock;

(iii)	expected volatility of our Common Stock of 75.9%;

(iv)	a term equal to the lesser of (A) the remaining contractual life of the stock option and (B) a fixed expected term of 4.5 years;

(v)	risk-free rates ranging from 4.73% to 5.13% (depending on the term of the option); and

(vi)	no expected dividends.

We then established the five exchange ratios above based on the average Black-Scholes value of the Eligible Options having exercise prices within the specified range for each ratio, as compared to the assumed fair market value of one share of our Common

Stock underlying a Restricted Stock Unit to be issued in the Option Exchange Program. For this purpose, we assumed a fair market value of $4.71 per share.

The following table summarizes information regarding the options eligible for exchange in the program, as of July 12, 2007, based on an Exercise Price Threshold of $4.70:

Exercise Price Range	Maximum Number of Shares Underlying Eligible Options (Unvested and Vested)	Exchange Ratio (Eligible Options to Restricted Stock Units)	Maximum Number of Shares Underlying Restricted Stock Units that May be Granted upon Surrender of Eligible Options
$0.00 to $4.70	815,363	Not eligible	Not eligible
$4.71 to 6.00	470,938	1.80	261,639
$6.01 to 7.00	35,625	1.90	18,749
$7.01 to 8.00	151,000	2.50	60,400
$8.01 to 10.00	50,000	2.90	17,241
$10.01 and higher	289,450	8.80	32,892

Election to Participate. Participation in the Option Exchange Program will be voluntary. Eligible Employees will be permitted to exchange all or any portion of their Eligible Options for Restricted Stock Units on a whole-grant-by-whole-grant basis.

The Offer to Exchange will not be conditioned upon the offer being accepted with respect to a minimum number of the outstanding Eligible Options, but the offer will be subject to certain customary conditions.

Vesting of Restricted Stock Units. The Restricted Stock Units will be completely unvested at the time of grant, regardless of the vesting schedule of the surrendered Eligible Options, and will vest over two (2) years as to 50% on each of the first and second anniversaries of the date of grant.

Other Terms and Conditions of the Restricted Stock Units. Each award of Restricted Stock Units will be subject to the terms and conditions of the 1998 Plan and the restricted stock unit agreement to be entered into by and between the Eligible Employee who surrendered the Eligible Options and the Company. The shares of Common Stock issued as payment for the Restricted Stock Units that vest in accordance with the vesting schedule describe above will be registered with the SEC.

Accounting Treatment. The cost impact of converting the Eligible Options to Restricted Stock Units based on the program parameters and assumptions, including an estimated participation level of 67%, noted above is estimated to be approximately $58,760. However, the actual incremental compensation cost of the Restricted Stock Units granted in the exchange will be determined at the expiration of the offer and will be measured as the excess, if any, of the fair value of each award of Restricted Stock Units granted to Eligible Employees in exchange for surrendered Eligible Options, measured as of the date the Restricted Stock Units are granted, over the fair value of the Eligible Options surrendered in exchange for the Restricted Stock Units, measured immediately prior to the cancellation. Because the Restricted Stock Units will vest over a period of two years, this incremental cost will be recognized annually over the two-year vesting schedule of the Restricted Stock Units. We have adopted and expense charges in accordance with Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (SFAS 123R).

U.S. Federal Income Tax Consequences. The following is a summary of the anticipated material United States federal income tax consequences of participating in the Option Exchange Program. A more detailed summary of the applicable tax considerations to participants will be provided in the Offer to Exchange. The tax consequences of the Option Exchange Program are not entirely certain, however, and the Internal Revenue Service is not precluded from adopting a contrary position and the law and regulations themselves are subject to change. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Option Exchange Program under all applicable laws prior to participating in the Option Exchange Program. We believe the exchange of Eligible Options should be treated as a non-taxable exchange and no income should be recognized for U.S. federal income tax purposes by us or our employees upon the grant of the Restricted Stock Units.

Potential Modifications to Terms to Comply with Governmental Requirements. The terms of the Option Exchange Program will be described in an Offer to Exchange that we will file with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible we will need to alter the terms of the Option Exchange Program to comply with comments from the SEC. Changes in the terms of the Option Exchange Program may also be required for tax purposes for participants in the United States as the tax treatment of the Option Exchange Program is not entirely certain. The Compensation Committee will retain the discretion to make any such necessary or desirable changes to the terms of the Option Exchange Program.

New Plan Benefits. Because the decision whether to participate in the Option Exchange Program is completely voluntary, we are not able to predict who or how many employees will elect to participate, how many options will be surrendered for exchange or the number of new Restricted Stock Units that may be issued. As previously noted, however, our named executive officers and non-employee members of our Board will not be eligible to participate in the Option Exchange Program.

Effect on Stockholders

We are unable to predict the precise impact of the Option Exchange Program on our stockholders because we are unable to predict how many or which employees will exchange their eligible options. However, we have designed the proposed Option Exchange Program consistent with a focus on stockholder interests while seeking to achieve the Company’s motivation and retention goals. Specifically, the value of the options that may be surrendered is intended to equal or be greater than, in the aggregate, the value of the Restricted Stock Units to be granted in replacement thereof based on the factors considered in calculating the exchange ratios, as described in further detail above. In addition, the Option Exchange Program was designed to reduce both our existing overhang and our need to issue supplemental stock options to compensate for the reduced incentives of underwater options. While we cannot predict how many Eligible Options will be exchanged, assuming an Exercise Price Threshold of $4.70 and 67% participation in the program, as noted above, our total outstanding options would be reduced by approximately 667,999, which would reduce our overhang from 9.9% to 8.7%.